Mail Stop 4561

March 26, 2008

Mr. Dov Baharav
Chief Executive Officer
Amdocs Limited
1390 Timberlake Manor Parkway
Chesterfield, MO 63017

      **Re:**    **Amdocs Limited**
               **Form 20-F for the Fiscal Year Ended September 30, 2007**
               **Filed December 3, 2007**
               **File no. 1-14840**

Dear Mr. Baharav:

We have reviewed the above referenced filing and have the following comment. Please note that we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comment, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F Filed for the Period Ended September 30, 2007

Item 18. Financial Statements

Notes to the Consolidated Financial Statements

Note 3 Acquisitions, pages F-18 to F-23

1.      We note your references to the use of independent valuations to value the
        intangible assets acquired in the acquisitions disclosed in Note 3.  Please note that
        when you refer to an independent valuation specialist you need to disclose the
        name of the expert and, if your annual report is incorporated by reference into a
        Securities Act registration statement, include the expert's consent.  Refer to Rule
        436(b) of Regulation C and file the consent, if necessary.

                                        * * * * * * *

        Please respond to this comment within 10 business days or tell us when you will
provide us with a response.  Please submit all correspondence and supplemental materials
on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your filing(s), you
may wish to provide us with marked copies of any amendment to expedite our review.
Please furnish a cover letter that keys your response to our comment and provides any
requested information.  Detailed cover letters greatly facilitate our review.  Please
understand that we may have additional comments after reviewing any amendment and
your response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

•   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Marc Thomas, Staff Accountant, at (202) 551- 3452 or me at (202) 551- 3451 if you have any questions regarding the above comment.

Sincerely,

Mark Kronforst
Accounting Branch Chief